APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Blendily WA LLC
Balance Sheet - unaudited
For the period ended 10/31/21

	Current Period
	31-Oct-21
ASSETS	
Current Assets:	
Cash	$ 20,000.00
Petty Cash	-
Total Current Assets	20,000.00
Fixed Assets:	
Land	-
Buildings	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Total Other Assets	-
TOTAL ASSETS	$ 20,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	20,000.00
Opening Retained Earnings	-
Total Equity	20,000.00
TOTAL LIABILITIES & EQUITY	$ 20,000.00
Balance Sheet Check	-

I, Ivy Chuang, certify that:

1. The financial statements of Blendily WA LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Blendily WA LLC has not been included in this Form as Blendily WA LLC was formed on 09/10/2021 and has not filed a tax return to date.

Signature _____

Name: Ivy Chuang

Title: CEO